SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)
(Amendment No. 2)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
METLIFE, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
59156R108
(CUSIP Number of Class of Securities)
James L. Lipscomb
Executive Vice President and General Counsel
MetLife, Inc.
200 Park Avenue
New York, New York 10166
(212) 578-2211
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copies to:

Adam O. Emmerich David K. Lam Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Jack B. Lay Senior Executive Vice President and Chief Financial Officer Reinsurance Group of America, Incorporated 1370 Timberlake Manor Parkway Chesterfield, Missouri 63017 (636) 736-7000	R. Randall Wang James R. Levey Bryan Cave LLP One Metropolitan Square 211 North Broadway, Suite 3600 St. Louis, Missouri 63102 (314) 259-2000

CALCULATION FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$1,418,311,641.50	$55,739.65

(1)	This valuation assumes the exchange of 29,243,539 shares of Reinsurance Group of America, Incorporated (“RGA”) class B common stock, par value $0.01 per share (the “RGA class B common stock”), for shares of common stock of MetLife, Inc. (“MetLife”), par value $0.01 per share (“MetLife common stock”). Estimated solely for purposes of calculating the filing fee, based on the high and low sale prices of RGA common stock, par value $0.01 per share (the “RGA common stock”), on The New York Stock Exchange on August 5, 2008 and paid in connection with RGA’s registration statement on Form S-4 (File No. 333-152828) relating to the transactions described in this Schedule TO. Because there is no trading market for RGA class B common stock, RGA common stock is believed to be the most appropriate measure of the value of the securities to be exchanged in this exchange offer for purposes of calculating the filing fee.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the U.S. Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$55,739.65	Filing Party:	Reinsurance Group of America, Incorporated
Form or Registration No.:	Form S-4	Date Filed:	June 3, 2008
	Registration No. 333-151390
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☑	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) initially filed with the U.S. Securities and Exchange Commission on August 14, 2008 by MetLife, Inc., a Delaware corporation (“MetLife”).
     The Schedule TO relates to the offer by MetLife to exchange 29,243,539 shares of class B common stock, par value $0.01 per share (“RGA class B common stock”), of Reinsurance Group of America, Incorporated, a Missouri corporation (“RGA”), for shares of common stock, par value $0.01 per share of MetLife (“MetLife common stock”), upon the terms and subject to the conditions set forth in the Prospectus—Offer to Exchange, dated August 11, 2008 (the “Prospectus”), and the related letters of transmittal and instructional booklets thereto, copies of which are attached hereto as Exhibits (a)(1)(i) — (a)(1)(xiv) (the “Exchange Offer”). In connection with the Exchange Offer, RGA has filed under the U.S. Securities Act of 1933, as amended, a registration statement on Form S-4, as amended (Registration No. 333-152828), to register the shares of RGA class B common stock and associated preferred stock purchase rights offered in exchange for shares of MetLife common stock tendered in the Exchange Offer, which registration statement contains the Prospectus. RGA has separately filed a registration statement on Form S-4, as amended (Registration No. 333-151390), to register the shares of RGA class A common stock and associated preferred stock purchase rights to be issued in the recapitalization of RGA to occur immediately prior to the closing of the Exchange Offer, which registration statement contains a proxy statement/prospectus dated August 4, 2008.
     As permitted by General Instruction F to Schedule TO, the information set forth in the Prospectus and the related letters of transmittal and instructional booklets thereto, copies of which are attached hereto as Exhibits (a)(1)(i) — (a)(1)(xiv), are incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 12.	Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:
     (a)(4)(xii) Text of the website that is being maintained in connection with the Exchange Offer, updated on August 28, 2008 (incorporated by reference to MetLife’s Form 425 filed with the SEC on August 28, 2008).
     (a)(4)(xiii) Text of the website that is being maintained in connection with the Exchange Offer, updated on August 29, 2008 (incorporated by reference to MetLife’s Form 425 filed with the SEC on August 29, 2008).
     (a)(4)(xiv) Text of the website that is being maintained in connection with the Exchange Offer, updated on September 2, 2008 (incorporated by reference to MetLife’s Form 425 filed with the SEC on September 2, 2008).
     (a)(4)(xv) Text of the website that is being maintained in connection with the Exchange Offer, updated on September 3, 2008 (incorporated by reference to MetLife’s Form 425 filed with the SEC on September 3, 2008).
     (a)(4)(xvi) Text of the website that is being maintained in connection with the Exchange Offer, updated on September 4, 2008 (incorporated by reference to MetLife’s Form 425 filed with the SEC on September 4, 2008).

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 4, 2008

METLIFE, INC.
By:	/s/ William J. Wheeler
	Name:	William J. Wheeler
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit
No.
(a)(1)(i)
Prospectus—Offer to Exchange, dated August 11, 2008 (incorporated by reference to RGA’s Registration Statement on Form S-4 (File No. 333-152828), as amended, filed with the Securities and Exchange Commission on August 6, 2008 (the “RGA Registration Statement”)).

(a)(1)(ii)*	Letter of Transmittal for the Exchange Offer (book entry).

(a)(1)(iii)*	Letter of Transmittal for the Exchange Offer (certificates).

(a)(1)(iv)*	Letter of Instructions for the Exchange Offer (MetLife Policyholder Trust).

(a)(1)(v)*	Participant Direction Form for Exchange Offer (MetLife Employee Benefit Plans).

(a)(1)(vi)*	Instructions for Letter of Transmittal for the Exchange Offer (book entry and certificates).

(a)(1)(vii)*	Instructions for Letter of Instructions for the Exchange Offer (MetLife Policyholder Trust).

(a)(1)(viii)*	Instructional Letter to Participants in MetLife Employee Benefit Plans.

(a)(1)(ix)*	Notice of Guaranteed Delivery.

(a)(1)(x)*	Notice of Withdrawal (book entry and certificates).

(a)(1)(xi)*	Notice of Withdrawal (MetLife Policyholder Trust).

(a)(1)(xii)*	Notice of Withdrawal (MetLife Employee Benefit Plans).

(a)(1)(xiii)*	Form of Letter to Brokers.

(a)(1)(xiv)*	Form of Letter from Brokers to Clients.

(a)(1)(xv)*	Press Release, dated August 14, 2008, Announcing that MetLife, Inc. Has Commenced an Exchange Offer for the Split-Off of Reinsurance Group of America, Incorporated.

(a)(4)(i)	Prospectus—Offer to Exchange, dated August 11, 2008 (incorporated by reference to the RGA Registration Statement).

(a)(4)(ii)†	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 14, 2008 (incorporated by reference to MetLife’s Form 425 filed with the SEC on August 14, 2008).

(a)(4)(iii)†	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 15, 2008 (incorporated by reference to MetLife’s Form 425 filed with the SEC on August 15, 2008).

(a)(4)(iv)†	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 18, 2008 (incorporated by reference to MetLife’s Form 425 filed with the SEC on August 18, 2008).

(a)(4)(v)†	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 19, 2008 (incorporated by reference to MetLife’s Form 425 filed with the SEC on August 19, 2008).

(a)(4)(vi)†	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 20, 2008 (incorporated by reference to MetLife’s Form 425 filed with the SEC on August 20, 2008).

Exhibit
No.
(a)(4)(vii)†	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 21, 2008 (incorporated by reference to MetLife’s Form 425 filed with the SEC on August 21, 2008).

(a)(4)(viii)†	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 22, 2008 (incorporated by reference to MetLife’s Form 425 filed with the SEC on August 22, 2008).

(a)(4)(ix)†	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 25, 2008 (incorporated by reference to MetLife’s Form 425 filed with the SEC on August 25, 2008).

(a)(4)(x)†	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 26, 2008 (incorporated by reference to MetLife’s Form 425 filed with the SEC on August 26, 2008).

(a)(4)(xi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 27, 2008 (incorporated by reference to MetLife’s Form 425 filed with the SEC on August 27, 2008).

(a)(4)(xii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 28, 2008 (incorporated by reference to MetLife’s Form 425 filed with the SEC on August 28, 2008).

(a)(4)(xiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 29, 2008 (incorporated by reference to MetLife’s Form 425 filed with the SEC on August 29, 2008).

(a)(4)(xiv)
Text of the website that is being maintained in connection with the Exchange Offer, updated on September 2, 2008 (incorporated by reference to MetLife’s Form 425 filed with the SEC on September 2, 2008).

(a)(4)(xv)
Text of the website that is being maintained in connection with the Exchange Offer, updated on September 3, 2008 (incorporated by reference to MetLife’s Form 425 filed with the SEC on September 3, 2008).

(a)(4)(xvi)
Text of the website that is being maintained in connection with the Exchange Offer, updated on September 4, 2008 (incorporated by reference to MetLife’s Form 425 filed with the SEC on September 4, 2008).

(d)	Recapitalization and Distribution Agreement, dated as of June 1, 2008, by and between MetLife and RGA (incorporated by reference to Exhibit 10.1 to the RGA Registration Statement).

(h)	Opinion of Wachtell, Lipton, Rosen & Katz (incorporated by reference to Exhibit 8.1 to the RGA Registration Statement).

*	Previously filed.

†	The formulas under the heading “Indicative Number of Shares to be Received” included a typographical error in which the limit on the number of shares of RGA class B common stock that each tendering MetLife stockholder can receive in the Exchange Offer was listed as 1.3701. Under the terms of the Exchange Offer, and as correctly provided on the website maintained in connection with the Exchange Offer, the limit is 1.3071.